Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Post-Effective Amendment No. 1 to this Registration Statement (No. 333-148049) on Form S-1 of Aspect Global Diversified Fund LP of our report dated March 30, 2009 relating to our audit of the statements of financial condition of Aspect Global Diversified Fund LP, as of December 31, 2008 and 2007, and the related statements of operations, cash flows, and changes in partners’ capital (net asset value) for the year ended December 31, 2008 and the period from March 23, 2007(inception) through December 31, 2007 appearing in the Prospectus, which is part of this Registration Statement, and to the reference to our firm under the caption "Experts" in such Prospectus.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
April 13, 2009